EXHIBIT 99.1

Retransmission - Endeavour Silver Announces Q2 2022 Financial Results; Raises 2022 Production Guidance

VANCOUVER, British Columbia, Aug. 09, 2022 (GLOBE NEWSWIRE) -- This news release has been amended to reflect the correct estimate for the Company’s 2022 All-in Sustaining Cost estimate of $20- $21 per ounce in the 2022 Revision to Guidance Section. Complete corrected text follows:

Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce its financial and operating results for the three and six months ended June 30, 2022. As a result of the Company’s strong operating performance, Management has raised its 2022 production guidance. All dollar amounts are in US dollars (US$).

“We have continued to outperform our mine plans, by delivering an exceptional Q2 with production 15% above plan, stated Dan Dickson, CEO of Endeavour Silver. “This has prompted management to raise our production outlook for 2022 to 7.6 – 8.0 million silver equivalent ounces. The additional production has allowed us to maintain our cost guidance on per ounce metrics, but industry-wide inflation continues to be a challenge. We are seeing the largest inflationary impacts on energy costs, plant reagents and steel prices which are affecting both operating and development costs. Cost control will continue to be a key focus as cost pressures are expected to continue for the remainder of the year.”

Added Mr. Dickson, “During the 2nd quarter, again we made the decision to withhold from sale a meaningful amount of silver, due to the drop in silver price. We are holding over 1.6 million silver equivalent ounces in finished goods inventory for future sale. Short term, the increased inventory has negatively impacted our quarterly financial metrics such as revenue, earnings, cash flow and our cash balance. Longer term, we anticipate selling the inventory at higher metal prices.”

Q2 2022 Highlights

  Higher Production: 1,359,207 ounces (oz) of silver and 9,289 oz of gold for 2.1 million oz silver equivalent (AgEq)(1) reinforces delivery of improved consolidated production for the year.
  Lower Revenue Due to Withholding Metal Sales: Revenue of $30.8 million from the sale of 602,894 oz of silver and 9,792 oz of gold at average realized prices of $22.72 per oz silver and $1,840 per oz gold.
  Negative Earnings and Lower Cash Flow Due to Lower Revenue and Non-Cash Items: Net loss of $11.9 million, or $0.07 per share. Adjusted net loss of $4.3 million(2) after adjusting for a $7.6 million change in the fair value of investments. $3.6 million in operating cash flow before working capital changes(2) and Mine operating cash flow before taxes(2) of $8.8 million.
  Operating Costs per Ounce In-Line with Guidance, Despite Industry-Wide Inflation: Cash costs(2) of $10.08 per oz payable silver and all-in sustaining costs(2) of $19.56 per oz payable silver, net of gold credits.
  Healthy Balance Sheet: Cash position of $116.2 million and working capital(2) of $149.7 million.
  Guanacevi Continued to Outperform: Production exceeded plan driven by higher grades.
  Bolañitos Remained Steady: Strong silver production from higher silver grades and increased throughput were offset by lower gold production and lower gold grades.
  Withheld Significant Metal Inventories: Metal inventory at quarter end totaled 1,399,356 oz silver and 2,580 oz gold of bullion inventory and 12,408 oz silver and 587 oz gold in concentrate inventory. The market value of finished goods at June 30, 2022 was $34.5 million.
  Advancing the Terronera Project: Work continued on the early works program initiated last year including engineering, critical contracts, procurement of long-lead items and extensive due diligence on the project financing. The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in the coming months. $18 million has been spent as of June 30th 2022, with an additional budget of $23 million expected to be spent through to the end of October to continue the advancement of the project.

Subsequent to Quarter End

  Closed the Acquisition of the Pitarrilla Project: The addition of the Pitarrilla project enhances the company’s growth profile while maintaining a silver focus.

Revision to Full Year 2022 Guidance

The following table summarizes the updated 2022 Production Guidance for Endeavour Silver:

		Guanacevi	Bolanitos	Consolidated
Tonnes per day	tpd	1,100 - 1,200	1,000 - 1,200	2,100 - 2,400
Silver production	M oz	4.3 – 4.5	0.6 - 0.6	4.9 – 5.1
Gold production	k oz	13.0 - 14.0	21.0 - 22.0	34.0 - 36.0
Silver Eq production[1]	US$/oz	5.3 – 5.6	2.3 - 2.4	7.6 - 8.0
Cash costs, net of gold by-product credits[2]	US$/oz			$9.00 - $10.00
AISC, net of gold by-product credits[2]	US$/oz			$20.00 - $21.00
  Consolidated Silver Equivalent(1) Production has increased to 7.6 – 8.0 million oz from 6.7 – 7.6 million oz. The increase to consolidated production is primarily driven by higher than planned ore-grades along the El Curso orebody at Guanacevi. Production at Bolanitos has been slightly revised upwards to meet the upper end of its previous guidance.

  Operating Costs Guidance is expected to remain unchanged with cash costs expected to average $9.00 - $10.00 per oz and AISC are expected to average $20.00 - $21.00 per oz. Management notes that the Company is tracking to meet the upper end of the guidance range, given persisting global inflationary pressures. Increases in prices of raw materials such as reagents, explosives, steel, diesel and power are driving continued cost escalation across the industry. The company has identified efficiencies to mitigate pressure on costs and cost metrics in the second half of the year, including enhanced monitoring and tracking at the mines, improved blasting in development, the gradual increase of tonnes milled and reduced waste handling at Guanacevi.

Financial Overview (see appendix for consolidated financial statements)

Three Months Ended June 30			Q2 2022 Highlights	Six Months Ended June 30
2022	2021	% Change		2022	2021	% Change
			Production
1,359,207	1,073,724	27%	Silver ounces produced	2,674,162	2,121,824	26%
9,289	11,166	(17%)	Gold ounces produced	17,984	22,275	(19%)
1,346,276	1,062,267	27%	Payable silver ounces produced	2,649,816	2,098,977	26%
9,117	10,955	(17%)	Payable gold ounces produced	17,666	21,849	(19%)
2,102,327	1,967,004	7%	Silver equivalent ounces produced(1)	4,112,882	3,903,824	5%
10.08	13.03	(23%)	Cash costs per silver ounce(2)	10.14	10.48	(3%)
14.26	19.55	(27%)	Total production costs per ounce(2)	14.69	17.51	(16%)
19.56	25.39	(23%)	All-in sustaining costs per ounce (2)	20.22	22.69	(11%)
201,361	242,018	(17%)	Processed tonnes	407,508	451,471	(10%)
132.63	119.94	11%	Direct operating costs per tonne(2)	127.69	116.43	10%
148.11	141.61	5%	Direct costs per tonne(2)	148.32	134.48	10%
14.12	18.52	(24%)	Silver co-product cash costs(2)	14.74	16.89	(13%)
1,144	1,289	(11%)	Gold co-product cash costs(2)	1,169	1,116	5%
			Financial
30.8	47.7	(35%)	Revenue ($ millions)	88.5	82.2	8%
602,894	1,120,266	(46%)	Silver ounces sold	2,320,662	1,743,645	33%
9,792	9,810	(0%)	Gold ounces sold	18,173	20,473	(11%)
22.72	26.82	(15%)	Realized silver price per ounce	23.95	26.95	(11%)
1,840	1,866	(1%)	Realized gold price per ounce	1,900	1,781	7%
(11.9)	6.7	(279%)	Net earnings (loss) ($ millions)	(0.3)	18.9	(101%)
(4.3)	2.4	(280%)	Adjusted net earnings (loss) (2) ($ millions)	2.0	(3.7)	155%
4.5	10.2	56%	Mine operating earnings ($ millions)	24.7	15.9	56%
8.8	17.2	(49%)	Mine operating cash flow before taxes ($ millions)(2)	35.5	30.5	16%
3.6	8.7	(58%)	Operating cash flow before working capital changes(2)	24.2	13.9	74%
(4.3)	15.9	(127%)	EBITDA(2) ($ millions)	21.3	39.8	(47%)
149.7	146.8	2%	Working capital (2) ($ millions)	149.7	146.8	2%
			Shareholders
(0.07)	0.04	(275%)	Earnings (loss) per share – basic ($)	0.00	0.12	(100%)
0.02	0.05	(61%)	Operating cash flow before working capital changes per share(2)	0.14	0.08	62%
180,974,609	168,383,755	7%	Weighted average shares outstanding	176,291,929	164,051,368	7%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For the three months ended June 30, 2022, net revenue, decreased by 35% to $30.8 million (Q2 2021: $47.7 million).

Gross sales of $31.7 million in Q2 2022 represented a 34% decrease over the $48.3 million in Q2 2021. Silver oz sold decreased by 46%, due to the buildup of the larger finished goods inventory held at June 30, 2022. There was a 15% decrease in the realized silver price, resulting in a 54% decrease in proceeds from silver sales. Gold oz sold were flat with a 1% decrease in the realized gold price, resulting in a 1% decrease in proceeds from gold sales. During the period, the Company sold 602,894 oz silver and 9,792 oz gold for realized prices of $22.72 and $1,840 per oz, respectively, compared to Q2 2021 sales of 1,120,266 oz silver and 9,810 oz gold for realized prices of $26.82 and $1,866 per oz, respectively. In Q2 2022, London spot prices for silver and gold averaged $22.60 and $1,877, respectively.

The Company significantly increased its finished goods silver inventory and slightly decreased its finished goods gold inventory to 1,411,764 oz and 3,167 oz, respectively, at June 30, 2022 compared to 668,382 oz silver and 3,841 oz gold at March 31, 2022. The cost allocated to these finished goods was $20.8 million at June 30, 2022 compared to $13.5 million at March 31, 2022. At June 30, 2022, the finished goods inventory fair market value was $34.5 million, compared to $24.1 million at March 31, 2022. Earnings and other financial metrics, including mine operating cash flow(2), operating cash flow(2) and EBITDA(2) were impacted by the withholding of sales during Q2 2022.

After cost of sales of $26.3 million (Q2 2021 - $37.5 million), a decrease of 30%, mine operating earnings were $4.5 million (Q2 2021 - $10.2 million). The decrease in cost of sales was impacted by the decrease in the quantity of silver ounces sold during the period offset by increased labour, power and consumables costs with lower royalty costs. Royalties decreased 49% to $2.2 million primarily due to the decrease in silver ounces sold during the period.

The Company had an operating loss of $1.3 million (Q2 2021: operating earnings of $0.8 million) after exploration and evaluation costs of $3.8 million (Q2 2021: $5.0 million), general and administrative costs of $1.3 million (Q2 2021: $4.3 million) a write off of exploration properties of $0.5 million (Q2, 2021 - $Nil), and care and maintenance cost of $0.2 million (Q2 2021: $0.1 million).

The loss before income taxes was $8.8 million (Q2 2021: earnings before taxes of $8.9 million) after finance costs of $0.3 million (Q2 2021: $0.2 million), a foreign exchange loss of $0.3 million (Q2 2021: gain of $0.7 million), and investment and other expense of $6.9 million (Q2 2021: investment and other income of $1.8 million). The investment and other expenses during Q2 2022 primarily resulted from an unrealized loss on marketable securities and warrants of $7.6 million (Q2 2021: $1.5 million).

The Company realized a net loss for the period of $11.9 million (Q2 2021: net earnings of $6.7 million) after an income tax expense of $3.1 million (Q2 2021: $2.2 million).   Current income tax expense increased to $1.3 million (Q2 2021 - $1.1 million) due to increased profitability impacting the income tax and special mining duty, while deferred income tax expense of $1.8 million is primarily due to the estimated use of loss carryforwards to reduce taxable income generated at both Guanacevi and Bolanitos (Q2 2021 – $1.1 million).

Direct operating costs(2) on a per tonne basis increased to $132.63, up 11% compared with Q2 2021 due to higher operating costs at Guanaceví and Bolañitos. Guanaceví and Bolañitos have seen increased labour, power and consumables costs and at Guanaceví, increased third party ore purchased and operating development have increased compared to the prior year.

Consolidated cash costs per oz(2), net of by-product credits, decreased to $10.08 driven by increased silver grades, reduced royalty costs and increased by-product gold sales, offset by increased direct operating costs per tonne(2)    AISC(2) decreased by 23% on a per oz basis compared to Q2 2021 as a result of a 27% increase in ounces produced driven by a 51% increase in silver grade, decreased allocated general and administrative costs and a decrease in mine site exploration offset by increased sustaining capital expenditures.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at gmeleger@edrsilver.com.

Conference Call

A conference call to discuss the Company’s Q2 2022 financial results will be held today at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Tuesday, August 9, 2022 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610 Local or International +1-604-638-5340 Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 9151#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger,
Vice President of Investor Relations
Tel: (604)640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the June 30, 2022 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the June 30, 2022 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital

Expressed in thousands US dollars	As at June 30, 2022		As at December 31, 2021

Current assets		$186,454		$161,762
Current liabilities		36,733		40,554
Working capital		$149,721		$121,208

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for share numbers and per share amounts)	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	($11,923)	$6,656	($261)	$18,905
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	(5,807)	-	(5,807)
Change in fair value of investments	7,626	1,539	2,269	9
Adjusted net earnings (loss)	($4,297)	$2,388	$2,008	($3,684)
Basic weighted average share outstanding	180,974,609	168,383,755	176,291,929	164,051,368
Adjusted net earnings (loss) per share	($0.02)	$0.01	$0.01	($0.02)

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Mine operating earnings per financial statements	$4,472	$10,205	$24,741	$15,869
Share-based compensation	113	111	240	229
Amortization and depletion	4,175	6,624	10,481	14,120
Write down of inventory to net realizable value	-	272	-	272
Mine operating cash flow before taxes	$8,760	$17,212	$35,462	$30,490

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for per share amounts)	2022	2021	2022	2021
Cash from (used in) operating activities per financial statements	($18,548)	$9,467	$3,185	$5,544
Net changes in non-cash working capital per financial statements	(22,160)	806	(21,046)	(8,360)
Operating cash flow before working capital changes	$3,612	$8,661	$24,231	$13,904
Basic weighted average shares outstanding	180,974,609	168,383,755	176,291,929	164,051,368
Operating cash flow before working capital changes per share	$0.02	$0.05	$0.14	$0.08

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Net income for the period per financial statements	($11,923)	$6,656	($261)	$18,905
Depreciation and depletion – cost of sales	4,175	6,624	10,481	14,120
Depreciation and depletion – exploration	98	72	205	151
Depreciation and depletion – general & administration	51	38	99	72
Depreciation and depletion – care & maintenance	30	(11)	60	4
Depreciation and depletion – inventory write down	-	6	-	6
Finance costs	212	216	389	507
Current income tax expense	1,325	1,146	2,340	1,817
Deferred income tax expense	1,752	1,116	7,974	4,243
EBITDA	($4,280)	$15,863	$21,287	$39,825
Share based compensation	972	1,028	2,499	2,193
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	(5,807)	-	(5,807)
Change in fair value of investments	7,626	1,539	2,269	9
Adjusted EBITDA	$4,318	$12,623	$26,055	$19,429
Basic weighted average shares outstanding	180,974,609	168,383,755	176,291,929	164,051,368
Adjusted EBITDA per share	$0.02	$0.07	$0.15	$0.12

 Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands US dollars	Three Months Ended June 30, 2022			Three Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$7,797	$12,031	$19,828	$15,713	$7,770	$2,740	$26,223
Smelting and refining costs included in net revenue	-	937	937	-	514	68	582
Opening finished goods	(7,908)	(2,995)	(10,903)	(5,935)	(204)	(442)	(6,581)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	16,164	681	16,845	6,985	408	1,145	8,538
Direct operating costs	16,053	10,654	26,707	16,763	8,488	3,777	29,028
Royalties	2,128	66	2,194	4,158	70	112	4,340
Special mining duty (1)	795	127	922	684	257	(38)	903
Direct costs	18,976	10,847	29,823	21,605	8,815	3,851	34,271
By-product gold sales	(5,719)	(12,302)	(18,021)	(4,209)	(11,909)	(2,187)	(18,305)
Opening gold inventory fair market value	3,724	3,763	7,487	1,925	309	662	2,896
Closing gold inventory fair market value	(4,662)	(1,061)	(5,723)	(3,349)	(633)	(1,038)	(5,020)
Cash costs net of by-product	12,319	1,247	13,566	15,972	(3,418)	1,288	13,842
Amortization and depletion	940	3,235	4,175	2,487	3,800	337	6,624
Share-based compensation	57	56	113	54	51	6	111
Opening finished goods depreciation and depletion	(1,689)	(897)	(2,586)	(1,137)	(118)	(133)	(1,388)
NRV depreciation cost adjustment	-	-	-	-	-	6	-
Closing finished goods depreciation and depletion	3,733	199	3,932	1,333	220	30	1,583
Total production costs	$15,360	$3,840	$19,200	$18,709	$535	$1,534	$20,772

	Three Months Ended June 30, 2022			Three Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	94,017	107,344	201,361	111,893	107,912	22,213	242,018
Payable silver ounces	1,190,568	155,708	1,346,276	936,424	112,456	13,387	1,062,267

Cash costs per silver ounce	$10.35	$8.01	$10.08	$17.06	($30.39)	$96.21	$13.03
Total production costs per ounce	$12.90	$24.66	$14.26	$19.98	$4.76	$114.59	$19.55
Direct operating costs per tonne	$170.75	$99.25	$132.63	$149.81	$78.66	$170.04	$119.94
Direct costs per tonne	$201.84	$101.05	$148.11	$193.09	$81.69	$173.37	$141.61

Expressed in thousands US dollars	Six Months Ended June 30, 2022			Six Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$25,681	$20,868	$46,549	$23,773	$14,875	$6,303	$44,951
Smelting and refining costs included in net revenue	-	1,591	1,591	-	1,003	206	1,209
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	16,164	681	16,845	6,985	408	1,145	8,538
Direct operating costs	31,752	20,283	52,035	29,249	16,036	7,278	52,563
Royalties	6,362	149	6,511	6,371	138	291	6,800
Special mining duty (1)	1,526	371	1,897	941	408	-	1,349
Direct costs	39,640	20,803	60,443	36,561	16,582	7,569	60,712
By-product gold sales	(10,741)	(23,790)	(34,531)	(7,673)	(22,438)	(6,352)	(36,463)
Opening gold inventory fair market value	1,900	4,784	6,684	735	746	1,283	2,764
Closing gold inventory fair market value	(4,662)	(1,061)	(5,723)	(3,349)	(633)	(1,038)	(5,020)
Cash costs net of by-product	26,137	736	26,873	26,274	(5,743)	1,462	21,993
Amortization and depletion	4,850	5,631	10,481	4,080	7,593	2,447	14,120
Share-based compensation	120	120	240	93	91	45	229
Opening finished goods depreciation and depletion	(1,965)	(635)	(2,600)	(271)	(104)	(804)	(1,179)
NRV depreciation and depletion cost adjustment	-	-	-	-	-	6	6
Closing finished goods depreciation and depletion	3,733	199	3,932	1,333	220	30	1,583
Total production costs	$32,875	$6,051	$38,926	$31,509	$2,057	$3,186	$36,752

	Six Months Ended June 30, 2022			Six Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	195,270	212,238	407,508	200,525	205,604	45,342	451,471
Payable silver ounces	2,321,016	328,800	2,649,816	1,851,886	211,444	35,647	2,098,977

Cash costs per silver ounce	$11.26	$2.24	$10.14	$14.19	($27.16)	$41.01	$10.48
Total production costs per ounce	$14.16	$18.40	$14.69	$17.01	$9.73	$89.38	$17.51
Direct operating costs per tonne	$162.61	$95.57	$127.69	$145.86	$77.99	$160.51	$116.43
Direct costs per tonne	$203.00	$98.02	$148.32	$182.33	$80.65	$166.93	$134.48

Expressed in thousands US dollars	June 30, 2022			June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Closing finished goods	16,164	681	16,845	6,985	408	1,145	8,538
Closing finished goods depletion	3,733	199	3,932	1,333	220	30	1,583
Finished goods inventory	$19,897	$880	$20,777	$8,318	$628	$1,175	$10,121

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Three Months Ended June 30, 2022			Three Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$12,319	$1,247	$13,566	$15,972	($3,418)	$1,288	$13,842
Operations share-based compensation	57	56	113	39	40	39	118
Corporate general and administrative	401	155	556	2,013	1,093	277	3,383
Corporate share-based compensation	527	214	741	460	250	64	773
Reclamation - amortization/accretion	69	53	122	13	11	3	27
Mine site expensed exploration	360	308	668	538	305	2	845
Intangible payments	(0)	0	(0)	80	29	(16)	94
Equipment loan payments	246	488	734	300	524	-	824
Capital expenditures sustaining	7,050	2,788	9,838	3,696	3,366	-	7,062
All-In-Sustaining Costs	$21,028	$5,310	$26,338	$23,112	$2,200	$1,656	$26,968
Growth exploration and evaluation			2,901				3,963
Growth capital expenditures			5,613				1,102
All-In-Costs			$34,852				$32,033

	Three Months Ended June 30, 2022			Three Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	94,017	107,344	201,361	111,893	107,912	22,213	242,018
Payable silver ounces	1,190,568	155,708	1,346,276	936,424	112,456	13,387	1,062,267
Silver equivalent production (ounces)	1,488,550	613,777	2,102,327	1,185,961	660,284	120,759	1,967,004

Sustaining cost per ounce	$17.66	$34.10	$19.56	$24.68	$19.56	$123.73	$25.39
All-In-costs per ounce			$25.89				$30.16

Expressed in thousands US dollars	Six Months Ended June 30, 2022			Six Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$26,137	$736	$26,873	$26,274	($5,743)	$1,462	$21,993
Operations share-based compensation	120	120	240	93	91	45	229
Corporate general and administrative	2,468	1,031	3,499	3,622	1,966	498	6,086
Corporate share-based compensation	1,444	603	2,047	987	536	136	1,658
Reclamation - amortization/accretion	134	106	240	25	22	5	52
Mine site expensed exploration	712	558	1,270	994	539	195	1,728
Intangible payments	29	12	41	111	60	15	187
Equipment loan payments	491	977	1,468	608	1,092	-	1,700
Capital expenditures sustaining	12,696	5,214	17,910	7,900	6,100	-	14,000
All-In-Sustaining Costs	$44,230	$9,358	$53,588	$40,615	$4,663	$2,355	$47,633
Growth exploration and evaluation			5,314				6,970
Growth capital expenditures			10,538				1,434
All-In-Costs			$69,440				$56,037

	Six Months Ended June 30, 2022			Six Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	195,270	212,238	407,508	200,525	205,604	45,342	451,471
Payable silver ounces	2,321,016	328,800	2,649,816	1,851,886	211,444	35,647	2,098,977
Silver equivalent production (ounces)	2,900,560	1,212,322	4,112,882	2,323,618	1,261,071	319,135	3,903,824

Sustaining cost per ounce	$19.06	$28.46	$20.22	$21.93	$22.05	$66.07	$22.69
All-In-costs per ounce			$26.21				$26.70

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Capital expenditures sustaining	$9,838	$7,062	$17,910	$14,000
Growth capital expenditures	5,613	1,102	10,538	1,434
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$15,451	$8,164	$28,448	$15,434

Reconciliation of Silver Co-Product Cash Costs and Gold Co-Product Cash Costs

Expressed in thousands US dollars	Three Months Ended June 30, 2022			Three Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$7,797	$12,031	$19,828	$15,713	$7,770	$2,740	$26,223
Smelting and refining costs included in net revenue	-	937	937	-	514	68	582
Royalties	2,128	66	2,194	4,158	70	112	4,340
Special mining duty (1)	795	127	922	684	257	(38)	903
Opening finished goods	(7,908)	(2,995)	(10,903)	(5,935)	(204)	(442)	(6,581)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	16,164	681	16,845	6,985	408	1,145	8,538
Direct costs	$18,976	$10,847	$29,823	$21,605	$8,815	$3,851	$34,271

	Three Months Ended June 30, 2022			Three Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,194,150	165,057	1,359,207	939,241	120,044	14,439	1,073,724
Average realized silver price ($)	22.72	22.72	22.72	26.82	26.82	26.82	26.82
Silver value ($)	27,131,580	3,750,163	30,881,743	25,186,472	3,219,073	387,193	28,792,738

Gold production (ounces)	3,680	5,609	9,289	3,084	6,753	1,329	11,166
Average realized gold price ($)	1,840	1,840	1,840	1,866	1,866	1,866	1,866
Gold value ($)	6,772,598	10,322,691	17,095,289	5,754,599	12,600,781	2,479,852	20,835,232

Total metal value ($)	33,904,178	14,072,854	47,977,032	30,941,072	15,819,854	2,867,045	49,627,970
Pro-rated silver costs (%)	80%	27%	64%	81%	20%	14%	58%
Pro-rated gold costs (%)	20%	73%	36%	19%	80%	86%	42%

Pro-rated silver costs ($)	15,185	2,891	19,196	17,587	1,794	520	19,883
Pro-rated gold costs ($)	3,791	7,956	10,627	4,018	7,021	3,331	14,388

Silver co-product cash costs ($)	12.72	17.51	14.12	18.72	14.94	36.02	18.52
Gold co-product cash costs ($)	1,030	1,419	1,144	1,303	1,040	2,506	1,289

Expressed in thousands US dollars	Six Months Ended June 30, 2022			Six Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$25,681	$20,868	$46,549	$23,773	$14,875	$6,303	$44,951
Smelting and refining costs included in net revenue	-	$1,591	$1,591	-	1,003	206	1,209
Royalties	6,362	149	6,511	6,371	138	291	6,800
Special mining duty (1)	1,526	371	1,897	941	408	-	1,349
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	16,164	681	16,845	6,985	408	1,145	8,538
Direct costs	39,640	20,803	60,443	36,561	16,582	7,569	60,712

	Six Months Ended June 30, 2022			Six Months Ended June 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	2,328,000	346,162	2,674,162	1,857,458	226,271	38,095	2,121,824
Average realized silver price ($)	23.95	23.95	23.95	26.95	26.95	26.95	26.95
Silver value ($)	55,757,752	8,290,900	64,048,652	50,053,984	6,097,454	1,026,568	57,178,006

Gold production (ounces)	7,157	10,827	17,984	5,827	12,935	3,513	22,275
Average realized gold price ($)	1,900	1,900	1,900	1,781	1,781	1,781	1,781
Gold value ($)	13,599,206	20,572,670	34,171,876	10,378,054	23,037,606	6,256,754	39,672,414

Total metal value ($)	69,356,958	28,863,570	98,220,528	60,432,038	29,135,060	7,283,321	96,850,420
Pro-rated silver costs (%)	80%	29%	65%	83%	21%	14%	59%
Pro-rated gold costs (%)	20%	71%	35%	17%	79%	86%	41%

Pro-rated silver costs ($)	31,868	5,976	39,414	30,282	3,470	1,067	35,843
Pro-rated gold costs ($)	7,772	14,827	21,029	6,279	13,112	6,502	24,869

Silver co-product cash costs ($)	13.69	17.26	14.74	16.30	15.34	28.00	16.89
Gold co-product cash costs ($)	1,086	1,369	1,169	1,078	1,014	1,851	1,116

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Gross silver sales	$13,698	$30,052	$55,582	$46,987
Silver ounces sold	602,894	1,120,266	2,320,662	1,743,645
Realized silver price per ounces	$22.72	$26.82	$23.95	$26.95

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Gross gold sales	$18,021	$18,305	$34,531	$36,463
Gold ounces sold	9,792	9,810	18,173	20,473
Realized gold price per ounces	$1,840	$1,866	$1,900	$1,781

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2022 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021

Revenue	$30,782	$47,775	$88,522	$82,241

Cost of sales:
Direct production costs	19,828	26,223	46,549	44,951
Royalties	2,194	4,340	6,511	6,800
Share-based payments	113	111	240	229
Depreciation, depletion and amortization	4,175	6,624	10,481	14,120
Write down of inventory to net realizable value	-	272	-	272
	26,310	37,570	63,781	66,372

Mine operating earnings	4,472	10,205	24,741	15,869

Expenses:
Exploration and evaluation	3,784	5,025	7,000	9,155
General and administrative	1,348	4,293	5,645	7,816
Care and maintenance costs	189	55	379	576
Impairment (reversal of impairment) of non-current assets, net	-	-	-	(16,791)
Write off of exploration properties	500	-	500	-

	5,821	9,373	13,524	756

Operating earnings (loss)	(1,349)	832	11,217	15,113

Finance costs	336	216	634	507

Other income (expense):
Foreign exchange	(289)	659	522	(35)
Gain on asset disposal	-	5,841	-	5,841
Investment and other	(6,872)	1,802	(1,052)	4,553
	(7,161)	8,302	(530)	10,359

Earnings (loss) before income taxes	(8,846)	8,918	10,053	24,965

Income tax expense:
Current income tax expense	1,325	1,146	2,340	1,817
Deferred income tax expense	1,752	1,116	7,974	4,243
	3,077	2,262	10,314	6,060

Net earnings (loss) and comprehensive earnings (loss) for the period	$(11,923)	$6,656	$(261)	$18,905

Basic earnings (loss) per share based on net earnings	$(0.07)	$0.04	$(0.00)	$0.12
Diluted earnings (loss) per share based on net earnings	$(0.07)	$0.04	$(0.00)	$0.11

Basic weighted average number of shares outstanding	180,974,609	168,383,755	176,291,929	164,051,368
Diluted weighted average number of shares outstanding	184,569,970	172,195,942	179,018,499	167,743,113

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	June 30,	December 31,
	2022	2021

ASSETS

Current assets
Cash and cash equivalents	$116,226	$103,303
Other investments	8,293	11,200
Accounts and other receivable	13,486	14,462
Income tax receivable	1,219	177
Inventories	35,664	27,485
Prepaid expenses	11,566	5,135
Total current assets	186,454	161,762

Non-current deposits	595	599
Non-current income tax receivable	3,570	3,570
Non-current other investments	2,943	-
Non-current IVA receivable	7,528	4,256
Deferred income tax asset	-	936
Intangible assets	-	40
Right-of-use leased assets	614	664
Mineral properties, plant and equipment	141,806	122,197
Total assets	$343,510	$294,024

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$26,383	$31,991
Income taxes payable	4,995	4,228
Loans payable	5,179	4,128
Lease liabilities	176	207
Total current liabilities	36,733	40,554

Loans payable	7,392	6,366
Lease liabilities	755	794
Provision for reclamation and rehabilitation	7,576	7,397
Deferred income tax liability	8,545	1,506
Total liabilities	61,001	56,617

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 181,051,354 shares (Dec 31, 2021 - 170,537,307 shares)	631,751	585,406
Contributed surplus	5,349	6,331
Retained earnings (deficit)	(354,591)	(354,330)
Total shareholders' equity	282,509	237,407
Total liabilities and shareholders' equity	$343,510	$294,024

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	Three months ended			Six months ended
	June 30,		June 30,	June 30,		June 30,
	2022		2021	2022		2021

Operating activities
Net earnings (loss) for the period	$(11,923)		$6,656	$(261)		$18,905

Items not affecting cash:
Share-based compensation	972		1,028	2,499		2,193
Depreciation, depletion and amortization	4,324		6,723	10,786		14,347
Impairment (reversal of impairment) of non-current assets, net	-		-	-		(16,791)
Write off of exploration properties	500		-	500		-
Deferred income tax expense	1,752		1,116	7,974		4,243
Unrealized foreign exchange loss (gain)	(84)	-	(143)	(220)	-	(53)
Finance costs	336		216	634		507
Write down of inventory to net realizable value	-		272	-		272
Loss (gain) on asset disposal	105		(5,841)	46		(5,807)
Loss (gain) on other investments	7,626		(1,366)	2,269		(3,912)
Net changes in non-cash working capital	(22,156)		806	(21,042)		(8,360)
Cash from (used in) operating activities	(18,548)		9,467	3,185		5,544

Investing activities
Proceeds on disposal of property, plant and equipment	48		6,985	82		7,541
Mineral property, plant and equipment	(15,451)		(8,164)	(28,448)		(15,434)
Purchase of investments	(748)		-	(2,119)		(832)
Proceeds from disposal of marketable securities	-		4,905	-		9,288
Redemption of (investment in) non-current deposits	2		19	4		(1)
Cash from (used) in investing activities	(16,149)		3,745	(30,481)		562

Financing activities
Repayment of loans payable	(1,214)		(918)	(2,297)		(1,887)
Repayment of lease liabilities	(54)		(43)	(106)		(85)
Interest paid	(204)		(174)	(381)		(367)
Public equity offerings	-		29,034	46,001		59,134
Exercise of options	1,448		785	1,578		4,583
Share issuance costs	(15)		(664)	(2,812)		(1,266)
Deferred share unit redemption	(6)		-	(6)		-
Performance share unit redemption	-		(2,174)	(1,897)		(2,174)
Cash from (used) financing activities	(45)		25,846	40,080		57,938

Effect of exchange rate change on cash and cash equivalents	(46)		144	139		64

Increase (decrease) in cash and cash equivalents	(34,742)		39,058	12,784		64,044
Cash and cash equivalents, beginning of the period	151,014		85,989	103,303		61,083
Cash and cash equivalents, end of the period	$116,226		$125,191	$116,226		$125,191